FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 001-10137

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

Excel Maritime Carriers Ltd.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a letter to the shareholders of Excel Maritime Carriers Ltd. (the "Company") regarding the Notice of the Annual Meeting of Shareholders of the Company, the Notice of the Annual Meeting of Shareholders of the Company and the Proxy Statement for the Annual Meeting of Shareholders of the Company. Attached as Exhibit 2 is the Form of Proxy for the Annual Meeting of Shareholders of the Company.

Exhibit 1

EXCEL MARITIME CARRIERS LTD.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda

June 19, 2012

TO THE SHAREHOLDERS OF
EXCEL MARITIME CARRIERS LTD.

Enclosed is a Notice of the Annual Meeting of Shareholders of Excel Maritime Carriers Ltd. (the "Company") which will be held at Par La Ville Place, 14 Par-La-Ville Road, Hamilton, HM JX, Bermuda on July 9, 2012, at 11:00 a.m. (Bermuda time).

At this Annual Meeting of Shareholders (the "Meeting"), shareholders of the Company will consider and vote upon the two proposals set forth in the accompanying proxy statement. These proposals pertain to the election of directors and the appointment of independent auditors of the Company.

You are cordially invited to attend the Meeting in person. Whether or not you plan to attend the Meeting, please sign, date and return the enclosed proxy as soon as possible in the enclosed self-addressed stamped envelope. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS LISTED IN THE PROXY STATEMENT.

Very truly yours,

Gabriel Panayotides
Chairman

EXCEL MARITIME CARRIERS LTD.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
JUNE 19, 2012

NOTICE IS HEREBY given that the Annual Meeting of Shareholders (the "Meeting") of Excel Maritime Carriers Ltd. (the "Company") will be held on July 9, 2012 at 11:00 a.m. Bermuda time, at Par La Ville Place, 14 Par-La-Ville Road, Hamilton, HM JX, Bermuda for the following purposes, which are more completely set forth in the accompanying proxy statement:

1.  To elect the Board of Directors (6) of the Company being all in the same class;

2.  To approve the appointment of the Company's independent auditors; and

3.  To consider such other matters as may properly come before the Meeting.

The close of business on June 13, 2012 has been set as the record date for the determination of shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on June 13, 2012.

You are invited to attend and participate.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS LISTED ABOVE.

In the event you decide to attend the Meeting, you may revoke your proxy and vote in person.

By Order of the Directors,

Ismini Panayotides
Secretary

June 19, 2012
Hamilton, Bermuda

EXCEL MARITIME CARRIERS LTD.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda

- - - - - - - - - - - - - - -

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 9, 2012

- - - - - - - - - - - - - - -

INFORMATION CONCERNING SOLICITATION AND VOTING

The enclosed proxy is solicited on behalf of the Board of Directors (the "Board") of Excel Maritime Carriers Ltd., a Liberian corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at Par La Ville Place, 14 Par-La-Ville Road, Hamilton, HM JX, Bermuda on July 9, 2012 at 11:00 a.m. local time (the "Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to receive notice and to vote at the Meeting, on or about June 19, 2012.

The outstanding shares of the Company as of June 13, 2012 (the "Record Date") consisted of 91,450,743 common shares, par value $ 0.01, of which 91,219,997 are Class A shares ("Class A Shares") and 230,746 are Class B shares ("Class B Shares") (the Class A Shares and the Class B Shares together, the "Common Shares"). Each holder of record of the Common Shares at the close of business on the Record Date is entitled to receive notice of the Meeting and to one (1) vote for each Class A Share then held by each holder and one thousand (1,000) votes for each Class B Share then held by each holder. A majority of the total number of votes shall constitute a quorum at the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.

The Common Shares are listed on the New York Stock Exchange under the symbol "EXM".

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's principal office, Par La Ville Place, 14 Par-La-Ville Road, Hamilton, HM JX, Bermuda, a written notice of revocation by a duly exercised proxy bearing a later date, or by attending the Meeting and voting in person.

All Common Shares of the Company represented by valid proxies received pursuant to this solicitation, and not revoked, will be voted at the Meeting. If no space on the proxy is marked for a specific proposal, such shares will be voted by the proxies named therein "FOR" approval of that proposal.

In the event there are not sufficient votes for approval of any of the matters to be voted upon at the Meeting, the Meeting may be adjourned in order to permit further solicitation of proxies.

The Company will bear the cost of the solicitation of proxies and will reimburse brokerage houses and other custodians, fiduciaries and nominees for their expenses in sending solicitation material to their principals. In addition to the solicitation of proxies by the use of the mails, proxies may also be solicited by the directors, officers and employees of the Company by telephone, electronic communications and personal interviews. Directors, officers and employees of the Company who solicit proxies will not receive additional compensation therefor.

REQUIRED VOTE

Approval of Proposal One requires the affirmative vote of a plurality of the votes of those holders of Common Shares attending and voting at the Meeting. Accordingly, abstentions as to Proposal One shall not be counted. Approval of Proposal Two requires the affirmative vote of a majority of the votes of those holders of Common Shares attending and voting at the Meeting. Accordingly, abstentions as to Proposal Two shall not be counted.

PROPOSAL ONE – ELECTION OF DIRECTORS

The Company currently has six Directors, all of a single class, and each of the current Directors has been nominated by the Board for election at the Meeting. Each nominee Director shall serve until the next duly held general meeting of shareholders and until his successor is duly elected and qualified.

Set forth below is information concerning each nominee for Director. Each nominee is currently a Director of the Company.

The affirmative vote of a plurality of the votes of those holders of Common Shares attending and voting at the Meeting is required to approve the proposal. You are urged to indicate the way you wish to vote on the matter in the space provided. The form of proxy provides a space for you to withhold your vote for each of the nominees for the Board if you choose to do so. An abstention will not count towards determining whether this proposal will be adopted. If no space on the proxy is marked, such shares will be voted by the proxies named therein "FOR" the election of Directors as set forth below.

It is expected that each of these nominees will be able to serve, but if it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company's Board of Directors

Information concerning the nominees for Directors of the Company is set forth below:

Name	Age	Nominated for Position
Gabriel Panayotides	57	Director
Frithjof Platou	74	Director
Evangelos Macris	61	Director
Apostolos Kontoyannis	63	Director
Trevor J. Williams	69	Director
Hans J. Mende	68	Director

Nominees for Director

Gabriel Panayotides has been the Chairman of the Board since February 1998. Mr. Panayotides has participated in the ownership and management of ocean-going vessels since 1978. He is also a member of the Greek Committee of Bureau Veritas, an international classification society. He holds a Bachelors degree from the Piraeus University of Economics. Mr. Panayotides acted as the Company's Chief Executive Officer from February 2008 to April 2008.

Frithjof Platou, a Norwegian citizen, has broad experience in shipping and project finance, ship broking, ship agency and trading and has served on the boards of several companies in the U.K. and Norway. Since 1984, he has managed his own financial consulting and advisory company, Stoud & Co Limited, specializing in corporate and project finance for the shipping, offshore oil & gas and various other industries. He was head of the shipping and offshore departments at Den Norske Creditbank and Nordic Bank, as well as at American Express Bank. Mr. Platou holds a degree in Business Administration from the University of Geneva, speaks and writes fluent Norwegian, English, French and German, has a reasonable knowledge of Spanish and a basic understanding of Japanese.

Evangelos Macris is a member of the Bar Association of Athens and is the founding partner of Evangelos S. Macris Law Office, a Piraeus based office specializing in shipping law. He holds a degree in Economics and Political Science from the Pantion University in Athens and a Law Degree from the University of Athens, as well as a post-graduate degree in Shipping Law from the University of London, University College.

Apostolos Kontoyannis is the Chairman of Investments and Finance Ltd., a financial consultancy firm he founded in 1987, that specializes in financial and structuring issues relating to the Greek maritime industry, with offices in Piraeus and London. Previously, he was employed by Chase Manhattan Bank N.A. in Frankfurt (Corporate Bank), London (Head of Shipping Finance South Western European Region) and Piraeus (Manager, Ship Finance Group) from 1975 to 1987. Mr. Kontoyannis holds a bachelors degree in Finance and Marketing and an M.B.A. in Finance from Boston University.

Trevor J. Williams, a Bermuda citizen, served as a Director of the Company from November 1988 to April 2008. In September 2008, Mr. Williams was elected to our Board once again. Mr. Williams is a Chartered Accountant and started his shipping career with the Anglo Norness Shipping Group in 1966 and subsequently worked for Mobil Oil Corp and the Mundogas Group of companies as the Chief Financial Officer from 1972 until 1985. Mundogas was a principal owner of LPG vessels trading worldwide. From 1985 until March 31, 2011, Mr. Williams was engaged as President and Director of Consolidated Services Limited, a Bermuda-based firm providing management services to the shipping industry. Mr. Williams is retained by Consolidated Services Ltd. as an advisor on shipping matters.

Hans J. Mende has been a director of the Company since April 2008 and was formerly a director of Quintana Maritime Limited. Mr. Mende also serves as Chairman of the Board of Directors of Alpha Natural Resources, Inc. and is a director of Foundation Coal Holdings, Inc., both of which are coal companies. Since 1986, when he co-founded AMCI International, Inc., or AMCI, a mining and trading company, he has served as AMCI's President and Chief Operating Officer. Prior to founding AMCI, Mr. Mende was employed by the Thyssen Group, one of the largest German multinational companies with interests in steel making and general heavy industrial production, in various senior executive positions. At the time of his departure from Thyssen Group, Mr. Mende was President of its international trading company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL ONE. PROXIES RECEIVED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS INDICATED.

PROPOSAL TWO – APPROVAL OF THE COMPANY'S INDEPENDENT AUDITOR

The Board hereby submits for approval by the shareholders at the Meeting Ernst & Young (Hellas) Certified Auditors Accountants S.A. ("Ernst & Young") as the Company's independent registered public accounting firm. The Board has duly appointed Ernst & Young as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2012.

Ernst & Young have advised the Company that they do not have any direct or indirect financial interest in the Company, nor have they had any such interest in connection with the Company during the past three fiscal years.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL TWO. PROXIES RECEIVED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS INDICATED.

OTHER INFORMATION

The Board knows of no business which will be presented for consideration at the Meeting other than that stated in the Notice of Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors,

Ismini Panayotides
Secretary

June 19, 2012
Hamilton, Bermuda

Exhibit 2

ANNUAL MEETING OF SHAREHOLDERS OF

EXCEL MARITIME CARRIERS LTD Class A

July 9, 2012

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

▄ 20630000000000001000 6	070912
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
			For	Against	Abstain
1. PROPOSAL to elect a total of six Directors, to serve until their respective successors are duly elected and qualified.		2. PROPOSAL to approve the appointment of Ernst & Young as the Company's independent auditors for the fiscal year ending December 31, 2012.	☐	☐	☐
NOMINEES:
☐ FOR ALL NOMINEES	™ Gabriel Panayotides
™ Hans J. Mende
☐ WITHHOLD AUTHORITY FOR ALL NOMINEES	™ Frithjof Platou ™ Evanhelos Macris
™ Apostolos Kontoyannis
☐ FOR ALL EXCEPT (See instructions below)	™ Trevor J. Williams

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ˜		NOTE: To transact other such business as may properly come before the Meeting or any adjournment thereof

To change the address on your account please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐
Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

¾		¾

☐ ▄

EXCEL MARITIME CARRIERS LTD.
ANNUAL MEETING OF SHAREHOLDERS JULY 9, 2012
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned hereby appoints Ms. Deborah Davis and Ms. Sharmaine Berkeley, as the undersigned's agents and proxies with full power of substitution to vote any and all Class A shares of Excel Maritime Carriers Ltd. held of record by the undersigned on June 13, 2012 at the Annual Meeting of Shareholders of said Company to be held on July 9, 2012 at 11:00 a.m., local time, at Par La Ville Place, 14 Par-La-Ville Road, Hamilton, HM JX, Bermuda, or any adjournment or postponement thereof, as specified on the reverse hereof.

THIS PROXY WHEN PROPERLY EXECTUED AND RETURNED IN A TIMELY MANNER WILL BE VOTED AT THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF IN THE MANNER DIRECTED HEREIN.  WITH RESPECT TO PROPOSAL ONE, UNLESS OTHERWISE MARKED, THIS PROXY WILL BE VOTED FOR ALL OF THE NOMINEES.  THIS PROXY WILL BE VOTED FOR PROPOSAL TWO UNLESS A CONTRARY VOTE IS INDICATED.

(Continued and to be signed on the reverse side.)
▄ 14475▄

ANNUAL MEETING OF SHAREHOLDERS OF

EXCEL MARITIME CARRIERS LTD Class B

July 9, 2012

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

▄ 20630000000000001000 6	070912
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
			For	Against	Abstain
1. PROPOSAL to elect a total of six Directors, to serve until their respective successors are duly elected and qualified.		2. PROPOSAL to approve the appointment of Ernst & Young as the Company's independent auditors for the fiscal year ending December 31, 2012.	☐	☐	☐
NOMINEES:
☐ FOR ALL NOMINEES	™ Gabriel Panayotides
™ Hans J. Mende
☐ WITHHOLD AUTHORITY FOR ALL NOMINEES	™ Frithjof Platou ™ Evanhelos Macris
™ Apostolos Kontoyannis
☐ FOR ALL EXCEPT (See instructions below)	™ Trevor J. Williams

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ˜		NOTE: To transact other such business as may properly come before the Meeting or any adjournment thereof

To change the address on your account please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐
Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

¾		¾

☐ ▄

EXCEL MARITIME CARRIERS LTD.
ANNUAL MEETING OF SHAREHOLDERS JULY 9, 2012
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned hereby appoints Ms. Deborah Davis and Ms. Sharmaine Berkeley, as the undersigned's agents and proxies with full power of substitution to vote any and all Class B shares of Excel Maritime Carriers Ltd. held of record by the undersigned on June 13, 2012 at the Annual Meeting of Shareholders of said Company to be held on July 9, 2012 at 11:00 a.m., local time, at Par La Ville Place, 14 Par-La-Ville Road, Hamilton, HM JX, Bermuda, or any adjournment or postponement thereof, as specified on the reverse hereof.

THIS PROXY WHEN PROPERLY EXECTUED AND RETURNED IN A TIMELY MANNER WILL BE VOTED AT THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF IN THE MANNER DIRECTED HEREIN.  WITH RESPECT TO PROPOSAL ONE, UNLESS OTHERWISE MARKED, THIS PROXY WILL BE VOTED FOR ALL OF THE NOMINEES.  THIS PROXY WILL BE VOTED FOR PROPOSAL TWO UNLESS A CONTRARY VOTE IS INDICATED.

(Continued and to be signed on the reverse side.)
▄ 14475▄

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

By: /s/ Pavlos Kanellopoulos
Pavlos Kanellopoulos Chief Financial Officer

Dated: June 22, 2012

SK 02545 0011 1300792